TSINGTAO
青岛啤酒

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

October 10, 2007

The Office of International Corpora
The Securities and Exchange Commi
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07027413

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Jun Zheng
(Sullivan & Cromwell LLP)

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

10/19

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

October 10, 2007

A. ANNOUNCEMENT ON DATE OF BOARD MEETING.

TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

ANNOUNCEMENT ON DATE OF BOARD MEETING

The Board of Directors of Tsingtao Brewery Company Limited (the "Company") hereby announces that a meeting of the Board of Directors will be convened on Tuesday, 23 October 2007 to consider and approve the unaudited third quarterly results of the Company and its subsidiaries for the nine months ended 30 September 2007 (prepared in accordance with the PRC Accounting Standards) for publication, and to transact other businesses.

By Order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
9 October 2007

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END